Exhibit 99.1

Nasdaq Confirms Full Compliance of HUB Cyber Security with Nasdaq’s Listing Standards

Tel Aviv, Israel – June 12, 2025 – HUB Cyber Security Ltd. (NASDAQ: HUBC) (“HUB” or the “Company”), a global leader in confidential computing and advanced secured data fabric technology, today announced that it is in full compliance with all applicable listing requirements of the Nasdaq Capital Market.

Nasdaq has formally confirmed that HUB satisfies both the minimum bid price and the market value of listed securities (MVLS) thresholds under Listing Rules 5550(a)(5) and 5550(b)(2), the “Bid Price” and “MVLS Rules,” respectively. This milestone follows a period of strategic restructuring, improved financial execution, and strengthened corporate governance. Moreover, the Nasdaq Hearings Panel (the “Panel”) has confirmed that HUB has met all exceptions in the Panel’s decision in achieving compliance with the Nasdaq Bid Price and MVLS Rules listing standards.

In recent quarters, HUB has been executing a focused commercial expansion strategy, significantly growing its contracted revenue base and accelerating deployments across banking, government, and digital asset sectors. The Company has also introduced new AI-powered and quantum-resilient infrastructure solutions, responding with rising client demand for secure, compliant, and sovereign-grade solutions.

HUB continues to sign new multi-year agreements with leading financial institutions and sovereign entities, while expanding its presence in North America and Europe. With momentum building across both public and private sector channels, HUB is positioned as a critical infrastructure provider to the world’s most security-sensitive organizations.

About HUB Cyber Security Ltd. (NASDAQ: HUBC)

HUB Cyber Security Ltd. (“HUB” or the “Company”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company is a global leader in secured data infrastructure and confidential computing. Its Secured Data Fabric platform powers secure AI operations, compliance automation, and digital asset protection for financial institutions, governments, and regulated enterprises. HUB also specializes in unique cyber security solutions protecting sensitive commercial and government information. The Company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide range of cybersecurity services worldwide. Hub’s Secured Data Fabric is a revolutionary product developed in partnership with its subsidiary, BlackSwan Technologies, that is emerging as a leader in highly secure data management and unification.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB and the following: (i) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, which may harm Israel’s economy and HUB’s business; (iii) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards and remain listed on the Nasdaq; (vi) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; (i) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on May 1, 2025.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations

Lytham Partners

Ben Shamsian

646-829-9701

shamsian@lythampartners.com